JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170

August 25, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-K for the Fiscal Year Ended October 31, 2004 Filed January 11, 2005

Form 10-Q For the Quarterly Period Ended January 31, 2005

Form 10-Q For the Quarterly Period Ended April 30, 2005 Your File No. 1-15449

Ladies and Gentlemen:

     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter to supplement the Company’s letter dated August 11, 2005 for the purpose of responding to the questions raised by the Commission’s staff (the “Staff”) in the August 16, 2005 conference call among the Company, its independent accountants and certain members of the Staff. We have numbered and addressed the Staff’s questions in italics, each of which is followed by Stewart’s response.

Issue 1. Whether the Company should discuss adjusted gross profit or another measure of segment profitability, in addition to or in lieu of discussing GAAP gross profit, in its MD&A and/or its segment disclosures.

Response 1. In its response dated August 11, 2005, the Company offered quantitative documentation supporting its position that its US Cemetery and all Funeral operating segments possess economic characteristics that are similar and that those similarities satisfy the criteria in paragraph 17 of SFAS 131 that permit aggregation of these operating segments for reporting purposes.

Securities and Exchange Commission
August 25, 2005

All of the profitability metrics discussed in the August 11 response, except adjusted gross margin, are contained in the CODM financial package and are used by the CODM to assess performance and allocate resources. Adjusted gross margin is not a metric the CODM uses to allocate resources and assess performance.

The one metric that arguably indicated a lack of comparability among the divisions was the Company’s G&A expense category. Upon further reflection and consideration of the divisional activities that are supported by those G&A expenses, management recognized that the preneed sales effort represented a significant activity that should be considered in assessing economic similarity. As the Staff knows, revenue from preneed sales is deferred and recognized only when the service is performed or the merchandise is delivered at an unspecified time in the future.

Management therefore concluded that for purposes of measuring economic similarity under paragraph 17, it would make sense to adjust revenues to include preneed sales, which absorb a portion of the G&A expense, and to include the related direct costs associated with preneed sales and to then compare the resulting adjusted gross margin across divisions.

Management’s purpose in preparing this non-GAAP metric was to demonstrate why it believed its divisions were economically similar, and to effectively compare divisional performance for purposes of determining if it would be appropriate to aggregate operating segments in accordance with SFAS 131. This measure has not historically been used by the CODM in managing the Company’s business and was not intended to serve as a substitute for a measure such as gross profit (as included in the CODM package) or the other profitability metrics the CODM uses in analyzing the business of the Company for any other purpose.

The Company believes that gross profit is the GAAP measure that is most consistent with the aggregation of the various profitability metrics that are regularly reviewed by the CODM and is an appropriate measure for discussion in the Company’s MD&A and other public disclosures. Accordingly, the Company believes its disclosures in that respect have provided investors with all information necessary to make informed decisions. However, the Company has also given consideration in its MD&A to the impact of its preneed sales efforts and the significance of those efforts in managing the business and allocating resources. In view of the Staff’s comments and the Company’s reconsideration of its operating segments, the Company will add information to its segment footnote disclosures that quantifies its preneed sales.

The Company will not aggregate its operating segments under SFAS 131 but rather present all of its operating segments as reportable segments as allowed under paragraph 17 of SFAS 131, with the exception of the Puerto Rico funeral and cemetery operating segments which do not meet the quantitative tests for disclosure as a reportable segment. These operating segments will be reported in the All Other category. Please see Appendix I for the proposed disclosure template.

Securities and Exchange Commission
August 25, 2005

Issue 2. Whether the Company’s Florida funeral operating segment is economically similar to the other operating segments and, in particular, whether year-to-date performance is more representative of what the Company expects going forward or whether Budget 2005 is more representative of the Company’s expectations.

Response 2. As discussed in Response 1, the Company proposes not to aggregate its operating segments under SFAS 131 but rather present all of its operating segments as reportable segments as allowed under paragraph 17 of SFAS 131. As a result, this issue is no longer relevant.

Issue 3. Whether the Company’s trust activities reported separately on pg 10 of the CODM package should be considered a separate operating segment. If not, whether those earnings should be included as a reconciling item to arrive at consolidated funeral and cemetery revenue.

Response 3. Page 10 of the CODM reporting package includes (i) the trust earnings recognized for GAAP purposes, which are further described below, (ii) fee income related to the Company’s wholly-owned subsidiary, Investor’s Trust, Inc., “ITI” and (iii) and miscellaneous closing accrual and adjustments required for purposes of preparing the consolidated financial statements.

Trust assets, and the earnings on those assets, are associated exclusively with preneed sales. The Company sells preneed funeral and cemetery contracts through various programs. Because the services and merchandise will not be provided until an unknown future date, most states require that all or a portion of the customer payments under these contracts be set aside for the benefit of the customers pursuant to state laws that often require the funds to be placed into trust accounts. These trust assets are described in significant detail in Notes 4, 5, 6, and 7 in the Company’s Form 10-K for the year ended October 31, 2004. The disclosure also includes the cost and market value of the trust assets in each period.

As disclosed on page 11 of the Company’s Form 10-K for the year ended October 31, 2004, ITI serves as investment advisor to the Company’s trust funds. ITI provides investment advisory services to the Trusts for a fee. Under trust laws, the Company is allowed to charge a fee for managing the investment of the trust assets. The Company has elected to perform these services in-house and the fees are recognized income as earned. ITI’s revenues are included on page 10 of the CODM package on line items 9 and 23 as ITI fees.

The trust earnings recognition data on page 10 of the CODM package (lines 8 and 25) reflects the realized earnings related to preneed contracts delivered and represents earnings realized over the life of the contracts delivered during the relevant periods. Earnings recognition as reported on page 10 is unrelated to investment management activities in the current period. Also, additional information related to the Company’s

Securities and Exchange Commission
August 25, 2005

trust funds and current performance of the trust funds are provided to and reviewed separately by the CODM. Current investment results of the funeral and cemetery merchandise and service trust funds are deferred and are not reflected in the income statement but are disclosed in Notes 4, 5, and 7 of the Company’s Form 10-K for the year ended October 31, 2004 along with the cost and market value of the trust assets. The Company’s activities related to management of its trust assets, the investment income related to preneed contracts delivered and the trust assets are referred to as Corporate Trust Management for the benefit of the divisions.

Perpetual care trust earnings are reported on the geographic division pages in the CODM package as these revenues are recognized currently and are used to maintain the cemeteries. Perpetual care trust earnings (line 26 in the CODM package) are included in the analysis the Company performed to assess the economic similarity of the geographic divisions as this is how management reviews the data. As such, perpetual care trust earnings are included in the Cemetery segment in the Central, Eastern, Western and Florida operating segments in Appendix I and are disclosed in Note 7 of the Company’s Form 10-K for the year ended October 31, 2004. The cost and market values of the perpetual care trust assets are presented in Note 6 of the Company’s Form 10-K for the year ended October 31, 2004.

The Company has historically included the results of both Corporate Trust Management and ITI in its funeral and cemetery segments and has separately disclosed the results of the trust activities in the Notes to its consolidated financial statements. The Company has reexamined the criteria in paragraphs 10 and 11 of SFAS 131, determined that the Trust operations are managed together and reviewed by the CODM regularly and proposes to treat its Trust operations as a separate operating segment. Accordingly, the Company will separately present the Corporate Trust Management function, which would include the trust assets and the trust earnings recognition data on page 10 of the CODM package (lines 8 and 25) as well as the fee income attributable to the ITI operations (lines 9 and 23 of the CODM package). Please see Appendix I for the Company’s proposed disclosure template for this information.

Issue 4. The Staff asked for additional quantitative analysis considered by the Company in determining its reporting units for purposes of applying SFAS 142.

Response 4. Paragraph 30 of SFAS 142 requires that two or more components of an operating segment be aggregated if the components have similar economic characteristics as defined in paragraph 17 of SFAS 131 and EITF Topic D-101 (“D-101”). As noted previously, the Company’s components as defined in paragraph 30 of SFAS 142 are its regions. As specifically outlined in D-101, this assessment should be more qualitative than quantitative. The Company believes that there are no inherent differences in the service offerings within regional operations and that the manner in which the Company supports its operations through the Company’s Shared Services Center (“SSC”) and shares resources within divisions provides a strong basis for aggregating the regions. Under the guidance of D-101, no single factor or characteristic is considered

Securities and Exchange Commission
August 25, 2005

determinative. Accordingly, the Company has evaluated all qualitative and quantitative characteristics as outlined below. The Company believes the qualitative factors support aggregating certain of its regions. However, when considering quantitative factors as well, the Company believes that certain regions within its Western Division, as further discussed herein, should be considered separate reporting units. For the remainder of the Company’s regions, the Company has concluded that the quantitative and qualitative analysis requires the regions to be aggregated for purposes of determining reporting units under SFAS 142.

The Company’s analysis is as follows:

Qualitative Considerations

A summary of the qualitative factors considered is as follows:

•	Regarding paragraph 17(a) of SFAS 131, the nature of the Company’s products and services is similar in each of the funeral homes and cemeteries in each region.

•	Regarding the criteria of paragraphs 17(b) and (d) of SFAS 131, the Company’s products and services, such as caskets, personalization of services and limousine services, are consistent in all funeral homes and cemeteries, as are the means of delivering those products and services.

•	Regarding the criteria of paragraph 17(c) of SFAS 131, the type or class of customer is similar across all locations and tends to be middle- to upper-income consumers. The Company appeals to this consumer group because the Company tends to own large funeral homes in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of business and aesthetics.

•	Regarding the criteria of paragraph 17(e) of SFAS 131, the Company’s funeral business and cemetery business are regulated by different jurisdictions, but in a consistent and similar manner.

•	The Company’s operations are managed centrally and on a geographic basis depending on key functions. As the Company has previously discussed in its responses to the Staff, the Company believes it operates a quasi-matrix organization in which key strategic directives, administrative decisions and complementary service and support activities are managed centrally, divisionally and on a functional basis through the Company’s SSC, while the delivery of its death care services to the end customers, in both its cemetery and funeral operations, are managed geographically.

Securities and Exchange Commission
August 25, 2005

•	Goodwill is recovered from the synergies and economies of scale of the combined network. Recovery of cash flows from operations is driven by the Company’s strategy to integrate the roof-top locations using centralized management policies and procedures and anticipates the sharing of resources through the Company’s SSC and regional and divisional operations. In certain regions, the Company shares facilities (such as a central prep room), equipment (such as a limousine fleet or equipment used in the cemetery), personnel and sales force. In addition, the regions within divisions often share inventory, removal functions, cemetery grounds crews and advertising dollars through combined campaigns. There is also significant sharing of resources throughout the consolidated group as previously discussed

Quantitative Factors

The Division presidents review a variety of metrics when assessing the performance of the regions. For purposes of analyzing whether or not the divisions are considered economically similar, the Company has analyzed gross margins and has also considered the comparability of the adjusted gross margin metric (defined in the Company’s previous response), when preneed sales efforts in the division are significant, and also has evaluated direct gross margins, which exclude G&A.

In Exhibit I, the Company is providing to the Staff separately pursuant to a Freedom of Information Act confidential treatment request illustrating the actual 2002 through April 30, 2005 and budgeted 2005 funeral and cemetery gross margin percentages for each of its 27 components (14 funeral components and 13 cemetery components). There are no regions in the Puerto Rico operating segment. Thus, the operating segments are the reporting units. Puerto Rico is not presented in a table as there is nothing to aggregate. Each of the operating segments, except Puerto Rico, is shown in a separate table with all of the regions that make up that operating segment. Thus there are 8 tables. Direct gross margins and adjusted gross margins were also calculated for each of the 27 components to further analyze economic similarity. The metrics are provided supplementally as well in Exhibit II and Exhibit III.

Please note that the regions have changed over time. If a region was not in existence in any period presented in the tables, it is reported as “N/A” in that time period in the table and it is graphed at 0 percent. The regions have changed over time as certain management changes took place. For example, in December 2003, the Central division realigned its regions. The Western region of the Central division was divided into two new smaller regions with a level of management closer to the operations and the Midwest region was divided into two smaller regions. In 2005, two of the regions were realigned back into the Western region.

The Company believes that the periodic refinement of its regional structure is a result of organizational changes that will continue to evolve over time. This is expected given the manner in which the regions share resources and is consistent with its belief that the regions typically have similar economic characteristics. The Company has aligned the

Securities and Exchange Commission
August 25, 2005

regions in various ways depending on management resources that were available from time to time. Because they are so similar, one manager could often manage one, two or three of the regions, as was the case in the Central division.

In evaluating the economic similarity of the regions within the divisions, the Company first considered the comparability of the regions’ direct gross margins since this is typically the first metric the Company’s CODM would consider in evaluating the performance of the divisions. In all instances, these were considered similar among the regions within the divisions. Next, the Company evaluated the comparability of gross margins given the significance of G&A to the organization. If the gross margins were similar among the regions and there were no qualitative considerations to indicate inherent dissimilarities in their operations, the Company concluded that the regions would be considered economically similar and would be aggregated into one reporting unit. To the extent gross margin appeared disparate, the Company considered its analysis of adjusted gross margin and other qualitative factors that may impact the comparability, in particular, the impact of preneed sales or if there were any inherent difference in the regions production or related economies of sale. The Company evaluated both the quantitative and qualitative factors in concluding whether or not the regions should be aggregated into the respective reporting units.

As previously discussed, the Company believes the metrics and qualitative factors evaluated demonstrate economic similarity, with the exception of a region in each of the Western division’s cemetery and funeral segments.

The Company’s analysis by division is as follows:

Western Division

Two regions, the Archdiocese funeral region and the Southern cemetery region, have gross margins that are disparate due to the significantly differing economies of scale.

On the funeral side, the funeral homes in the Archdiocese Region perform an average of approximately 700 funerals per year, compared to an average of 265 funerals per year for the rest of the Company’s funeral homes. These significantly larger operations enjoy greater economies of scale and higher margins than the smaller funeral homes and are expected to remain at this level on a long-term basis. The Company also reviewed the adjusted gross margin, which showed that the margins were dissimilar. As a result, the Company has determined that the Archdiocese region should not be aggregated with the other regions in the Western division funeral segment.

On the cemetery side, the Southern region is responsible for approximately 80 percent of the revenues of the operating segment and, over the long term, will consistently exceed the other regions’ margins due to their size. The other two regions comprise 10 percent each. Due to their small size of $1 to $2 million each in annual revenue, their margins can fluctuate significantly. The Company also reviewed the adjusted gross margin,

Securities and Exchange Commission
August 25, 2005

which showed that the margins were dissimilar. As a result, Southern will not be aggregated with the other regions in the cemetery segment.

The Company believes the other regions, for funeral and cemetery, should be aggregated into single reporting units. As a result, the Western division will consist of 4 reporting units.

Central Division

Gross margin and other metrics within the Central division regions, funeral and cemetery, are generally comparable from region to region. As a result, the Company has concluded that the regions should be aggregated in the Central division for purposes of determining reporting units.

Eastern Division

The gross margins in the regions of the Eastern division are affected by the difference in management structure between the Northern region and the Western and Southern regions, which is primarily driven by the geographic scope, not in any inherent economic differences in the business. The Northern region has an Area Vice President (AVP) who manages both the funeral and cemetery segments while the Southern and Western regions have an AVP over funeral and an AVP over cemetery in each of their regions, causing those regions to bear some additional organizational costs under the current organizational structure. However, when the allocated overhead costs related to this structure are removed for 2004, the margins do not vary by more than 16 percent. Additionally, the Company does not believe that there are any qualitatively inherent differences in the operations of its regions in the Eastern division. As a result, the Company believes it should aggregate its funeral and cemetery regions to determine its reporting units.

Southern Division- Florida

Gross margin metrics within the regions of the Company’s Florida funeral operating segment and cemetery operating segment are disparate in 2002 and 2003; however, the Company believes there are reasons for these fluctuations, which it describes herein, that do not relate to inherent differences in the economics of the business.

Funeral

The Company does not consider years 2002 and 2003 to be representative of the divisions’ long-term expectations for its regional operations. The regions have been through several management changes at the regional and roof-top level, and a number of changes have been made in their preneed sales organizations. As a result of these changes, operating performance has improved in those regions, and the improved results experienced in 2004 and 2005 are expected to continue for the foreseeable future.

Securities and Exchange Commission
August 25, 2005

Preneed funeral sales are strategically significant to the Company and its Florida operations, as those sales are one of the primary drivers of market share protection and growth. That is because preneed selling not only adds to the Company’s backlog but also strengthens at-need performance in the near-term. As the Company made changes in sales management and had periods during which regional managers were performing dual roles, preneed sales suffered, and that adversely affected at-need sales as well.

Regional management changes were made in mid-2002, and the new regional managers implemented changes at the roof-tops. The Northern regions were without a sales executive for a time, during which the Southern region sales executive covered all of the regions. In the fall of 2003, a sales executive was hired for the Northern regions. With the 2002 changes, roof-top managers were assigned to specific funeral homes and were directed to become more actively engaged in their local communities in order to grow and be more accountable for their business. Additionally, advertising budgets were increased in an effort to focus attention on the local firm names as opposed to the prior branding strategy in Florida, which did not specify the individual funeral home name. These are just a few examples of the changes that were implemented. Florida now has regional management and sales executives who have been in place for a while and have added stability to those businesses and their sales organizations. As a result, operating performance has improved in those regions, and the improved results experienced in 2004 and 2005 are expected to continue for the foreseeable future.

The Company does not believe there are any inherent differences in the funeral economics in its regions in Florida. Further, if you consider preneed funeral sales, which are strategically significant to this division and evaluate the adjusted gross margin of this division, the margins are comparable and demonstrate the regions are economically similar.

Cemetery

As discussed in the Funeral section above, the Florida operations have been through several management changes at the regional and roof-top level, and a number of changes have been made in their preneed sales organizations.

Florida’s regional cemetery gross profit margins fluctuate among the regions. This is due to the impact of their preneed sales organizations in the Northern West and Northern East regions and the infrastructure to support those sales organizations, the cost of which is reflected in G&A in these regions. Upon review of the direct gross margins, the margins are in a tight band in all years. The direct gross margins do not vary by more than 14 percent in all years or by more than 10 percent in 2005. Upon review of the adjusted gross margins, which includes G&A and accounting for the impact of preneed sales and direct costs of preneed sales, the margins are in a tight band in all years. The adjusted gross margins do not vary by more than 17 percent in all years or by more than 10 percent in 2005. The Company does not believe there are any inherent differences in the cemetery economics in its regions in Florida.

Securities and Exchange Commission
August 25, 2005

Based on review of all these profitability metrics, the Company believes the cemetery regions in Florida possess similar economic characteristics and should be aggregated.

Puerto Rico
There are no regions in the Puerto Rico operating segment. Thus, the operating segments are the reporting units.

Conclusion

Based upon the factors considered above, the Company has concluded it has 13 reporting units. Those reporting units include 11 reporting units that are consistent with 11 operating segments and an additional two reporting units namely the Archdiocese funeral region and the Southern cemetery region of the Western division. If you have any questions or comments, please contact the undersigned at (504) 582-8188.

Sincerely,
/s/ L.R. McMillan, II
L. R. McMillan, II, Partner
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

Appendix I — Proposed template for segment footnote disclosure.

	Central	Western	Eastern	Southern		Corporate Trust	Reconciling
	Division	Division	Division	Division	All Other (1)	Management (2)	Items (3)	Total

Funeral
October 31, 2004
Funeral Revenue
Funeral Gross Profit

October 31, 2003
Funeral Revenue
Funeral Gross Profit

October 31, 2002
Funeral Revenue
Funeral Gross Profit

Cemetery
October 31, 2004
Cemetery Revenue
Cemetery Gross Profit

October 31, 2003
Cemetery Revenue
Cemetery Gross Profit

October 31, 2002
Cemetery Revenue
Cemetery Gross Profit

Preneed sales-funeral
October 31, 2004
October 31, 2003
October 31, 2002

Preneed sales-cemetery
October 31, 2004
October 31, 2003
October 31, 2002

Additions to long-lived assets-funeral
October 31, 2004
October 31, 2003
October 31, 2002

Additions to long-lived assets-cemetery
October 31, 2004
October 31, 2003
October 31, 2002
(1) All other represents the Company’s operations in Puerto Rico in 2004 and 2003 and the Company’s operations in Puerto Rico, Spain, Portugal, France, Canada and Argentina in 2002, which did not meet the quantitative criteria to be considered a reportable segment. The Company sold its operations in Spain, Portugal, France, Canada and Argentina in 2002.
(2) Corporate Trust Management consists of the trust assets, trust management fees and funeral and cemetery merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are paid by the trusts to the Company’s subsidiary, Investor’s Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 4, 5 and 7 to the consolidated financial statements for information regarding the cost basis and market value of the trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends.) Perpetual care trust earnings are included in the Central, Western, Eastern and Southern divisions’ revenue and gross profit data. See Notes 6 and 7 to the consolidated financial statements for information regarding the cost basis and market value of the trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends.) Trust management fees included in funeral revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively, and funeral trust earnings recognized with respect to preneed contracts delivered included in funeral revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively. Trust management fees included in cemetery revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively, and cemetery trust earnings recognized with respect to preneed contracts delivered included in cemetery revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively.
(3) Reconciling items consist of corporate income, corporate assets, depreciation on unallocated corporate assets, and additions to corporate long-lived assets.

	Central	Western	Eastern	Southern		Corporate Trust	Reconciling
	Division	Division	Division	Division	All Other (1)	Management (2)	Items (3)	Total

Depreciation and amortization
October 31, 2004
Funeral
Cemetery

Total

October 31, 2003
Funeral
Cemetery

Total

October 31, 2002
Funeral
Cemetery

Total

Total assets
October 31, 2004
Funeral
Cemetery

Total

October 31, 2003
Funeral
Cemetery

Total

Goodwill
October 31, 2004
Funeral
Cemetery

Total

October 31, 2003
Funeral
Cemetery

Total

Assets held for sale
October 31, 2004
Funeral
Cemetery

Total

October 31, 2003
Funeral
Cemetery

Total
(1) All other represents the Company’s operations in Puerto Rico in 2004 and 2003 and the Company’s operations in Puerto Rico, Spain, Portugal, France, Canada and Argentina in 2002, which did not meet the quantitative criteria to be considered a reportable segment. The Company sold its operations in Spain, Portugal, France, Canada and Argentina in 2002.
(2) Corporate Trust Management consists of the trust assets, trust management fees and funeral and cemetery merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are paid by the trusts to the Company’s subsidiary, Investor’s Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 4, 5 and 7 to the consolidated financial statements for information regarding the cost basis and market value of the trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends.) Perpetual care trust earnings are included in the Central, Western, Eastern and Southern divisions’ revenue and gross profit data. See Notes 6 and 7 to the consolidated financial statements for information regarding the cost basis and market value of the trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends.) Trust management fees included in funeral revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively, and funeral trust earnings recognized with respect to preneed contracts delivered included in funeral revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively. Trust management fees included in cemetery revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively, and cemetery trust earnings recognized with respect to preneed contracts delivered included in cemetery revenue for 2004, 2003 and 2002 were ___, ___and ___, respectively.
(3) Reconciling items consist of corporate income, corporate assets, depreciation on unallocated corporate assets, and additions to corporate long-lived assets.